August 15, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Wentworth Energy, Inc. File No. 333-148230 Form S-1 Filed December 21, 2007 Amended February 14, 2008, June 2, 2008 and June 26, 2008

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), the undersigned Wentworth Energy, Inc. (the "Company") hereby requests the Commission's consent to withdraw the above-referenced registration statement on Form S-1 (filed on December 21, 2007, as amended February 14, 2008, June 2, 2008 and June 26, 2008) (the "Registration Statement").

        The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company has concluded that it is no longer necessary to register for sale pursuant to Rule 415 all of the securities sought to be registered pursuant to the Registration Statement.

        No securities have been offered or sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c).

        The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

        If you have questions or comments about the foregoing, please call Fred Stovall of Patton Boggs LLP at (214) 758-1500.

Sincerely yours,

WENTWORTH ENERGY, INC.

/s/ Francis Ling Francis Ling Chief Financial Officer